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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 12B-25

                                             Commission File Number 000-09428

                          NOTIFICATION OF LATE FILING

     (Check One):  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: June 30, 1999
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[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I--REGISTRANT INFORMATION

Full name of registrant  SpectruMedix Corporation
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Former name if applicable

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Address of principal executive office (Street and number)

2124 Old Gatesburg Road
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City, State and Zip Code  State College, Pennsylvania 16803
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                        PART II--RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                PART III--NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          SpectruMedix Corporation, a Delaware Corporation (the "Registrant"), is finalizing its Annual Report on Form 10-K for the year ended March 31, 1999, which the Registrant intends to file as soon as practicable. The Registrant was not able to file such annual report because management's attention was focused on restructuring certain material agreements. The Form 10-Q for the quarter ended June 30, 1999 will be filed promptly after the Registrant's files its Annual Report on Form 10-K for the year ended March 31, 1999.

                         PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

    Karl Fazler                            (814)          867-7600
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              (Name)                    (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [ ] Yes  [X] No

                                      2.
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     The Registrant failed to filed its Annual Report on Form 10-K for the year ended March 31, 1999, which the Registrant intends to file as soon as practicable.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SpectruMedix Corporation
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                (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  August 16, 1999                  By  /s/ Joseph K. Alderstein
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                                          Name:  Joseph K. Alderstein
                                          Title: President and Chief Executive
                                                  Officer

                                      3.